UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30588 July 2, 2013

In the Matter of

COMPASS EFFICIENT MODEL PORTFOLIOS, LLC
213 Overlook Circle
Suite A-1
Brentwood, TN 37027

COMPASS EMP FUNDS TRUST
17605 Wright Street
Omaha, NE 68130

(File No. 812-13881)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT

Compass Efficient Model Portfolios, LLC and Compass EMP Funds Trust filed an application
on March 17, 2011, and amendments to the application on September 1, 2011, May 16, 2012,
September 24, 2012, and May 14, 2013, requesting an order under section 6(c) of the Investment
Company Act of 1940 (the "Act") exempting applicants from section 15(a) of the Act and rule
18f-2 under the Act. The order permits applicants to enter into and materially amend
subadvisory agreements without shareholder approval.

On June 4, 2013, a notice of the filing of the application was issued (Investment Company Act
Release No. 30550). The notice gave interested persons an opportunity to request a hearing and
stated that an order granting the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public

interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Compass Efficient Model Portfolios, LLC and Compass EMP Funds Trust (File No. 812-13881) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary